PROMISSORY NOTE

$648,234.00	Irvine, California

August 5, 2005

FOR VALUE RECEIVED, each of Quincy Investments Corp., a Bahamas International Business Company and Naturade, Inc., a Delaware corporation (“Naturade”) (Quincy and Naturade are collectively referred to herein as “Debtor”), jointly and severally promise to pay to the order of The Ageless Foundation, Inc., a Florida corporation (“Creditor”), the principal sum of Six hundred and forty-eight thousand, two hundred and thirty-four dollars and no cents ($648,234.00).

1. Principal. Debtor shall repay the unpaid principal outstanding balance on the earlier of (i) February 5, 2006 or (ii) the closing date of any equity financing by Naturade, Inc., a Delaware corporation which generates gross proceeds of $5,000,000 by an institutional investor (the “Maturity Date”).

2. Prepayment. The unpaid principal balance and any and all other sums payable to Creditor hereunder may be prepaid prior to maturity at any time without penalty.

3. Acceleration. Upon an Event of Default (as defined in Section 4), the principal amount of this Note shall become immediately due and payable, without presentment, demand, notice, protest or other requirements of any kind.

4. Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Promissory Note (this “Note”):

(a) The failure of Debtor to pay any principal under this Note on the Maturity Date.

(b) The filing of a petition by or against Debtor under any provisions of the Bankruptcy Reform Act, Title 11 of the United States Code, as amended or recodified from time to time, or under any similar or other law relating to bankruptcy, insolvency, reorganization or other relief for debtors; the appointment of a receiver, trustee, custodian or liquidator of or for any part of the assets or property of Debtor; Debtor becomes insolvent, makes a general assignment for the benefit of creditors or is generally not paying its debts as they become due; or any attachment or like levy on any property of Debtor.

(c) The dissolution or liquidation of Debtor.

(d) A default under that certain Guaranty of even date herewith by Peter H. Pocklington.

Upon the occurrence and during the continuance of an Event of Default, interest on the principal owing hereunder shall accrue and be payable at the Default Rate (as defined below). Interest accruing at the Default Rate shall be payable to Creditor on demand and in any event on the Maturity Date. “Default Rate” means a per annum default rate equal to 18%.

5. Waiver. Debtor hereby consents to renewals and extension of time at or after the maturity hereof, without notice, and hereby waives diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

6. Remedies. No failure or delay on the part of Creditor or any other holder of this Note to exercise any right, power or privilege under this Note and no course of dealing between Debtor and Creditor shall impair such right, power or privilege or operate as a waiver of any default or any acquiescence therein, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies expressly provided in this Note are cumulative to, and not exclusive of, any rights or remedies that Creditor would otherwise have. No notice to or demand on Debtor in any case shall entitle Debtor to any other or further notice or demand in similar or other circumstances or constitute a waiver of the right of Creditor to any other or further action in any circumstances without notice or demand.

7. Authority to Execute and Bind. Debtor warrants that the undersigned signatory executing the Agreement on behalf of Debtor has the power and authority to bind Debtor.

8. Governing Law; Venue. This Note is to be construed pursuant to the substantive laws of the State of Florida, without regard to Florida’s choice-of-law rules. Any action, suit, arbitration or other proceeding arising out of or related to this Note shall be conducted only in Florida. Debtor hereby irrevocably consents and submits to the exclusive personal jurisdiction of and venue in United States District Court for the Southern District of Florida and in the Circuit Court for Florida, County of Miami-Dade in any such proceeding, and waives its right to change venue.

9. Severability. In case any one or more of the provisions of this Agreement, in whole or in part, shall be held to be invalid or unenforceable in any respect, the validity and enforceability of the remainder of such provision(s) or remaining provisions shall not be affected or impaired.

10. Attorneys’ Fees. In the event of any arbitration or court proceeding relating to this Agreement, the prevailing party shall be entitled to attorneys’ fees.

11. Further Assurances. Debtor will execute all such further and additional documents as shall be reasonable, convenient, necessary or desirable to carry out the provisions of this Agreement.

12. Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be personally delivered, electronically delivered by facsimile to the following telephone numbers or mailed by using first-class certified mail, postage prepaid, to the following addresses or to such other address as the parties hereto may designate in writing:

If to Debtor:	Quincy Investments Corp.
309 Terraces North
47-111 Vintage Drive East
Indian Wells, California 92210
Attn: Peter H. Pocklington
Fax: 760-862-2752
Naturade, Inc.
14370 Myford Rd, #100
Irvine, CA 92606
Attn: Bill Stewart
Fax No.: 714-573-4822
If to Creditor:	The Ageless Foundation, Inc.
1521 Alton Road, #512
Miami Beach, Florida 33139
Attn: Naomi Balcombe
Fax: 352-592-9733

All such notices, requests, consents and other communications shall be deemed to be properly given upon receipt, if delivered personally or, if sent by mail, three business days after the same has been deposited in the United States mail, addressed and postage prepaid as set forth above or, if sent electronically, upon verification of receipt.

13. Delays or Omissions. Except as expressly provided in this Agreement, no delay or omission to exercise any right, power or remedy accruing to a party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

IN WITNESS WHEREOF, Debtor has executed this Promissory Note as of the date first above written.

QUINCY INVESTMENTS CORP.

By: /s/Peter H. Pocklington

Name: Peter H. Pocklington

Title: Chairman

NATURADE, INC.

By: /s/ Bill D. Stewart

Name: Bill D. Stewart
Title: Chief Executive Officer